February 7, 2018

Mr. David Veltri

US Energy Corp.

950 S Cherry St

Unit 1515

Denver, CO 80246

Re:	Estimate of Future Reserves and Net
Income Attributable to Certain Leasehold Interests
For: Energy One LLC Interests
Located in North Dakota, Texas, and Louisiana

Dear Mr. Veltri:

Pursuant to your request, enclosed is the report presenting the volume of Oil and Gas Reserves, net to Energy One LLC’s, interests for certain oil and gas properties located in North Dakota, Texas, and Louisiana, and the Future Net Revenue from them as of December 31, 2017.

Please note that this report is based upon the following:

1.	Production Data by well, Land and Accounting information supplied by U. S. Energy Corporation (USEnergy).

2.	Information obtained from public records, including ND oil and gas, Sonris, Drillinginfo.com and the Railroad Commission of Texas Production Database.

In accordance with your instructions, this report is a valuation of the Proved Reserves net to Energy One. Probable and Possible Reserves, net to Energy One as of December 31, 2017, have not been evaluated.

The oil price used to evaluate the future net revenue was the average of the 12 months prior WTI spot close of 12-31-2017 in accordance with SEC guidelines as shown below.

12 month average
Oil Pricing WTI spot
$51.34/Bbl	January 1, 2018 - Thereafter

The price differentials were based on the prior year history provided by U.S. Energy using oil revenues and the net volumes from accounting. Most of the North Dakota operators had differentials in the $3 to $5 range, Louisiana production had no deduction, and most of Texas had a $1.50 deduction from WTI on average.

The gas price used for this report was the 12 month average price for 2017 ending 12-31-17 in accordance with SEC guidelines as shown below.

Henry Hub 12 month average
Gas Pricing
$2.976/MMBTU	January 1, 2018- Thereafter

The specific gas price adjustment for each operator was calculated from net volumes and net revenue from the gas. The gas price was also adjusted for the specific BTU content of the gas for each well and/or area. In order to account for lease fuel and separation/extraction losses, gas volumes for each operator were also adjusted for gas shrinkage based on the net accounting volumes compared to net production volumes. Shrinkage was averaged by operator.

Expenses from U.S. Energy were reviewed for each operator and compared to LOS data provided by accounting. The expenses were adjusted based on the expense data for 2017 supplied by U.S. Energy.

Mr. Veltri please review this report for Energy One’s oil and gas reserves and contact me at your convenience so that we may discuss it in detail.

very truly yours,

Jane E. Trusty, PE

Energy One LLC Interests

Reserve Estimate and Determination of Future Net

Revenue

As of December 31, 2017

North Dakota, Texas, and Louisiana

Enclosed are estimates of the Net Proved Reserves and the Future Net Income, attributable from certain producing leasehold interests located in North Dakota, Texas, and Louisiana, as prepared by Jane Trusty, PE. This Reserve Estimate and Determination of Future Net Revenue includes only the Proved Reserves net to Energy One LLC. The net interests owned were provided by U.S. Energy Corp. and were accepted as furnished.

As requested, Probable and/or Possible reserves, if any, have not been evaluated. The effective date for these estimates is December 31, 2017. The economic runs start on 1-1-2018 and do not include any December volumes. The volumes are summarized as follows:

	Net Reserves
	Net Liquids MBBLS	Net Gas MMcf	Net Equivalent MBOE
Proved Developed Producing	676.03	888.51	824.12
Proved Developed Non-Producing	0.00	0.00	0.00
Proved Undeveloped	0.00	0.00	0.00

Total Proved	676.03	888.51	824.12

The liquid reserves shown above are comprised of crude oil and condensate, and are expressed in oilfield standard 42-gallon barrels. All gas volumes are sales gas volumes expressed in MCF at standard pressure and temperature for the area. Net Equivalent reserves, expressed in Barrels of Oil Equivalent (“BOE”), are based upon a six-to-one BTU parity between gas and oil.

The estimates of future revenues, future costs, and future cash flows before Federal Income Taxes as of December 31, 2017, are based upon the hydrocarbon volumes calculated above, and are summarized as follows:

Category	Future Total Net Revenue $M	Future Production Costs $M	Future Net Investment $M	Future Net Cash Flow $M Undis	Future Net Cash Flow $M 10%

Proved Developed Producing	$34,424.19	$18,517.99	$0.00	$15,906.19	$9,252.71
Proved Developed Non-Producing	$0.00	$0.00	$0.00	$0.00	$0.00
Proved Undeveloped	$0.00	$0.00	$0.00	$0.00	$0.00

Total Proved	$34,424.19	$18,517.99	$0.00	$15,906.19	$9,252.71

Future Total N e t Revenue is revenue net to Energy One’s interest after the deduction of royalties, but before any deductions for production-related expenses. Production Costs are based upon current expense levels and include state severance and production taxes, ad valorem taxes, direct field operating expenses, and routine well reconditioning expenses as billed from operators to Energy One LLC.

Future Investments include well recompletion expenses and development well drilling, completion, and equipping costs. No provisions have been made for lease and well equipment salvage values, due to the assumption that any such proceeds will be used to offset plugging liabilities.

To compute Future Cash Flow attributable to Energy One the average WTI spot prices for the 12 month period ending December 31, 2017 were averaged according to the SEC guidelines. The price was not escalated.

Oil Pricing
$51.34/Bbl	January 1, 2018 - Thereafter

The oil prices were adjusted for each operator and area based on the net revenues and net volumes. The average oil price for the North Dakota properties had a $4 deduction from WTI. All deductions were evaluated by operator from accounting data furnished by U.S. Energy. The Texas properties had an average deduction of $1.50 and Louisiana had no deduction.

Gas prices used for this report are the average NYMEX gas price for the 12 months ending December 31, 2017.

Gas Pricing
$2.976/MMBTU	January 1, 2018 - Thereafter

The gas price differential was calculated from the net gas revenue and volumes, compared to the NYMEX price for that month. Gas production was also adjusted for shrinkage due to lease fuel usage, liquid extraction and normal production processing losses. The net gas volumes from accounting were compared to the net production values from production reporting and the NRI for each well. The Net gas volumes in this report are the Net gas sales after all shrinkage.

Production Costs were not escalated and the cost of Investment Capital used in future drilling, completion and reworking operations were also un-escalated. Furthermore, production costs for each operator were based upon the past 11 months of actual expenses incurred by Energy One as billed by operators. All of the expense data came directly from U.S. Energy Corp.

No deduction has been made for any indirect costs such as general administration or overhead expenses (above the standard COPAS which is included in the operating expense), loan repayments or depreciation expenses.

Due to the current SEC oil price, no PUDS (Proved Undeveloped locations) are economic at this time, and therefore, are not shown. As prices and drilling costs change the economic PUDS will also change, but at this time none are included in the report for proved reserves.

The reserve estimates contained in this report have been prepared based upon certain production, and accounting information supplied by the staff of U.S. Energy Corp. In addition to the data supplied by U.S. Energy Corp, public data sources were used to obtain production and test data for the wells. The properties have not been examined in the field. All forecasts were made in accordance with the accepted engineering estimates of production performance and offset analogy. The individual graphs and projections are also attached for your review for each well.

Jane Trusty, a State of Texas licensed Professional Engineer (License #60812), the preparer of this report, is an independent Petroleum Engineering consultant to U.S. Energy Corp. and does not own any interest in any of the properties. The fee paid by U. S. Energy Corp. for these services is not contingent upon the results of this report.

The reserves included in this report are estimates only and should not be construed as being exact quantities. All estimates represent best engineering judgment of the data available at the time of preparation. Such volumes may or may not be actually recovered. In addition, these estimates may increase or decrease as result of actual product prices which will effect the economic producing limit of wells and/or future operations and decisions made by the operators and U.S. Energy Corp.